Securities and Exchange Commission
Washington, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 12)
RESEARCH IN MOTION LIMITED
(Name of Issuer)
Common Shares
(Title of Class of Securities)
760975-10-2
(CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 760975-10-2	13G	Page 1 of 3 Pages

1	Names of Reporting Persons James L. Balsillie
2	Check the Appropriate Box if a Member of a Group (a) ☐ (See Instructions) (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Canadian
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 as of December 31, 2012
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0 as of December 31, 2012
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 0 as of December 31, 2012
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ (See Instructions)
11	Percent of Class Represented by Amount in Row 9 0%
12	Type of Reporting Person (See Instructions) IN

CUSIP No. 760975-10-2	13G	Page 2 of 3 Pages

Item 1(a). Name of Issuer:

Research in Motion Limited

Item 1(b). Address of Issuer's Principal Executive Offices:

295 Phillip Street, Waterloo, Ontario N2L 3W8 CANADA

Item 2(a). Name of Person Filing:

James L. Balsillie

Item 2(b). Address of Principal Business Office or, if None, Residence:

7992 Mill Road, RR4 Guelph, Ontario N1H 6J1 CANADA

Item 2(c). Citizenship:

Canadian

Item 2(d). Title of Class of Securities:

Common Shares

Item 2(e). CUSIP Number:

760975-10-2

Item 3. Filing Category

N/A

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 0 as of December 31, 2012

(b) Percent of class: 0%

(c) Number of shares as to which the person has:

  (i) Sole power to vote or to direct the vote: 0 as of December 31, 2012

  (ii) Shared power to vote or to direct the vote: 0

  (iii) Sole power to dispose or to direct the disposition of: 0 as of December 31, 2012

  (iv) Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

CUSIP No. 760975-10-2	13G	Page 3 of 3 Pages

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

N/A

Item 8. Identification and Classification of Members of the Group.

N/A

Item 9. Notice of Dissolution of Group.

N/A

Item 10. Certifications.

N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2013

/s/ James L. Balsillie

James L. Balsillie